Mail Stop 3561

November 23, 2009

John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re: Rotate Black, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 17, 2009**
> **File No. 333-44315**

Dear Mr. Paulsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please tell us why you believe you are eligible to be quoted on the Over-the-Counter Bulletin Board. In this regard, we note that you have no securities registered under Section 12(g) or 12(b) of the Exchange Act and you are not required to file periodic reports pursuant to Section 13 or 15(d) of the Exchange Act, which is a requirement for purposes of quotation.

Item 1 Business, page 1

2. Please revise your business summary to clearly disclose the status of your business and expand your disclosure to more specifically describe your operations and how you derive revenues from those operations. For example, please discuss if you will derive revenues based on a percentage of each casino's revenues or if you will derive revenues in some other fashion, such as a flat rate fee. Also, if material to your business operations, please discuss your ownership of the intangible assets of Life O2 Oxygenated Water and your intentions with respect to these assets.

3. Clarify whether your acquisition of the "interests in three gaming facilities" differs from the agreements you have entered into with respect to Rotate Black, LLC "for the acquisition of three of its business units." If these transactions are referring to the same facilities/units, please clarify.

4. Please provide support for your statement that "[t]hrough its team's experience, the Company has created a proprietary process of developing and managing casino resort properties for maximum profitability." In particular, please explain what is proprietary about your process. We note a similar statement on page 12 under Management's Analysis of Business.

(c) Financial Position and Future Financing Needs – Going Concern, page 2

5. We note that your auditor's Report of Independent Registered Public Accounting Firm located on page F-2 indicates that there is a substantial doubt about your ability to continue as a going concern. Please discuss your auditor's going concern opinion in this section and in your Risk Factors and Management's Discussion and Analysis sections.

6. We note your indication that you have total current liabilities of $2,034,580 and your financial statements indicate that you have a note payable. Please elaborate upon your liabilities here and how you intend to fund these obligations.

Item 5: Market For Registrant's Common Equity and Related Stockholder…, page 10

Recent Sales of Unregistered Securities, page 11

7. On pages F-5 and F-12 of your Financial Statements you list numerous securities issuances. To the extent that any of these issuances consisted of unregistered securities, please provide in this section the disclosures required under Item 701 of Regulation S-K with respect to each transaction.

Item 7: Management's Discussion and Analysis of Financial Condition…, page 11

Management's Analysis of Business, page 12

Overview, page 12

8. We note that you have only been in operation since August 15, 2008 and since that time it does not appear that you have managed or developed any casinos. You also acknowledge on page 2 that you "have a limited history in the casino and gaming business." Therefore, please tell us the basis for your statement that you have experience in managing, and developing casinos and experience in turning around such facilities.

Gaming, page 12

9. On page 12 you state that in October 2008 you entered into certain agreements with Rotate Black, LLC for the acquisition of three of its business units. As part of the agreement you acquired land, unbilled development advances and contract rights in exchange for 40,440,900 shares of your common stock. Please advise if the 40,440,900 shares were ever used as collateral or are still being used as collateral for any loan. If the stock was used as collateral, please state if it is still posted as collateral. If the stock was posted as collateral, but is no longer posted as collateral, please indicate when and how the shares were released.

10. Please provide greater detail regarding the status of your Seneca Catskill Mountains Resort and Casino project including its current stage of development.

11. Please provide greater detail regarding the status of the Rotate Black India Pvt LTD joint venture including the current stage of any acquisition. You state in your financial footnotes that you have identified potential properties for acquisition, but you do not anticipate any acquisition until new Indian gaming laws are solidified. Please state when you expect the Indian gaming laws to be solidified and what you mean by "solidified."

12. Please explain how you intend to develop and manage a $1.3 billion casino when you have only $15,453 in cash on hand as of June 30, 2009.

"Dayton," page 13

13. We note your statement that the asset purchase agreement has been cancelled with respect to the Dayton project. However, your discussion on page 1 seems to indicate that the agreement still exists. Please revise or advise. Also, please disclose why and when the agreement was cancelled and please describe the material affects to your operations from the cancellation of this agreement and if the 5,480,900 shares you issued as consideration for this agreement were rescinded.

Results of Operations, page 13

14. While a period to period discussion of your results of operations may not be possible because you had no operations before August 15, 2008, please discuss your results of operations from August 15, 2008 to June 30, 2009, especially with a view to providing a comparative discussion of your expenses. Also, your Consolidated Statement of Operations found on page F-4 indicates that you have no revenues. Please disclose that fact in this section and generally discuss what steps you are taking or did take in 2009 to earn revenues.

Liquidity and Capital Resources, page 14

15. Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you are taking or propose to take to remedy the deficiency. Also, identify and separately describe internal and external sources of liquidity including any commitments from your current shareholders to loan funds to you and the expected terms of those loans.

16. Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, if any, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill those commitments. In this regard, we presume that you will incur costs associated with your development of each of the casinos you plan to construct; please discuss these costs and how you intend to finance them.

Item 8: Financial Statements and Supplementary Data, page 15

17. Please either expressly state in this section that you are incorporating your financial statements by reference into the report or include the financial statements before the signatures.

Item 9A: Disclosure Controls and Procedures, page 15

Evaluation of Disclosure Controls and Procedures, page 15

18. You state that your disclosure controls and procedures were not effective as of the end of the period covered by the report. In your Form 10-Q for the fiscal quarter ended September 30, 2009 you again say your disclosure controls and procedures were not effective and you identify several issues with your internal controls and procedures that makes your disclosure controls and procedures ineffective. Please confirm that the reasons you identified in your Form 10-Q were the same reasons why your disclosure controls and procedures and internal controls over financial reporting were ineffective as of June 30, 2009. Otherwise, please explain why your disclosure controls and procedures were not effective as of June 30, 2009. Also, please explain

what steps you plan to take or have taken since June 30, 2009 to make your disclosure controls and procedures effective and internal controls over financial reporting effective.

Code of Ethics, page 17

19. We note that you have adopted a code of ethics that applies to officer, directors or advisory persons. Please file a copy of your code of ethics with your Form 10-K.

Item 11: Executive Compensation, page 18

Summary Compensation Table, page 18

20. Please provide a narrative disclosure to your summary compensation table to describe any material factors necessary to an understanding of the information disclosed in the table. In this regard, please discuss why Mr. Paulsen and Mr. Cooper each received their stock awards and how the amount of their stock awards were determined. Please refer to Item 402(o) of Regulation S-K.

Compensation of Directors, page 19

21. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in this section. For example, please describe any standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); and (ii) whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement. In this regard, we note that Dr. William N. Thompson received a payment of $4,560 while no other director received a payment. Please see Item 402(r)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners…, page 19

22. Please tell us how you arrived at the amount of shares held by Rotate Black, LLC. Considering your disclosure elsewhere states that you agreed to issue 40,440,900 shares to Rotate Black, LLC and the amount you disclose here amounts to less than that, please tell us what this amount constitutes.

Item 13 Certain Relationships and Related Transactions, and Director…, page 20

23. On page 20 under Item 13 "Certain Relationships and Related Transactions…" you state that at June 30, 2009 there was no compensation owed Mr. Paulsen or Mr. Cooper. Please clarify if you had any related party transactions as defined in Item 404 of Regulation S-K during your fiscal year ended June 30, 2009. In this regard, we note that your consolidated balance sheet identifies a stockholder loan of $1,675,932. Please tell us if this is a related party transaction as defined in Item 404

of Regulation S-K and if so, please disclose in this section the information required under Item 404 of Regulation S-K regarding this loan.

24. Please also discuss any transactions you have entered into with Rotate Black, LLC.

Item 15: Exhibits and Financial Statement Schedules, page 21

25. Please review your exhibit index and file, as appropriate, all exhibits required under Item 601 of Regulation S-K. For example, please file or incorporate by reference your Articles of Incorporation and Bylaws. Also, please file any material contracts that fit within the scope of Item 601(b)(10) of Regulation S-K or advise us why you are not required to do so. In this regard, we note that Gaming entered into a management agreement on June 14, 2008 with the Nation for an exclusive right and obligation to manage, operate and maintain the gaming facility to be developed in Sullivan County, New York and you subsequently acquired this agreement. We also note that Gaming entered into a "Development Agreement" with the Seneca Nation of Indians to provide managerial expertise and financial resources to the Nation.

Exhibit 31 – Section 302 Certifications

26. The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-K for the period ending June 30, 2009 varies from the language of Item 601(b)(31) of Regulation S-K. For example, your title states in part "Rotate Black, Inc. Year Ended June 30, 2009 Certification of the Chief Executive…" rather than "Certification" as set forth in Item 601(b)(31). Also, you use the word "annual" before the word report in paragraphs two and three. You also make various revisions to the wording in paragraphs 4 and 5 and omit the words in the parenthetical in paragraph 4(d). Please revise your certification so that it tracks the language set forth in Item 601(b)(31). Please ensure that any changes you make to paragraphs four and five are consistent with the guidance we have given relating to certifications being provided by one officer who serves as the sole certifying officer. See Sarbanes-Oxley Act of 2002 – Frequently Asked Questions located at our web-site under the Division of Corporation Finance's Compliance and Disclosure Interpretations.

Exhibit 32 – Section 906 Certification

27. We note that your Section 906 certification filed as Exhibit 32 to your Form 10-K for the fiscal year ended June 30, 2009 refers in the body of the certification to the Form 10-K for the fiscal year ended June 30, 2007. Please revise the certification so that it refers to the correct report and re-file the certification.

Signatures, page 22

28. Pursuant to General Instruction D.(2) to Form 10-K, your annual report is required to be signed by your controller or principal accounting officer. Please revise to identify

the person who serves in this capacity or performs similar functions. If an officer serves in this capacity and signed the Form 10-K but was not identified as a controller or principal accounting officer, please confirm that you will identify him or her as such in future filings. If your controller or principal accounting officer did not sign the Form 10-K, please file an amendment to your Form 10-K to include this signature.

Consolidated Financial Statements, page F-3

Consolidated Statement of Operations, page F-4

29. Please tell us the nature of your stock based compensation of $766,500. Please discuss the form of your stock based compensation, who it was issued to and why. In this regard, we note that Mr. Paulsen and Mr. Cooper only received a total of $342,000 in stock awards in 2009.

Notes to Consolidated Financial Statements, page F-7

6. Contract Rights, page F-11

30. We note your disclosure regarding Gaming's October 2007 acquisition of land in exchange for $556,000, payable as $288,000 in cash and the issuance of a note in the amount of $268,000, payable on August 15, 2009. However, we note that the note was paid in full through the issuance of 660,000 shares of common stock to the note holder. Please file a copy of the agreement whereby the loan was paid in full by the issuance to the note holder of 660,000 shares of your common stock.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition…, page 14

Liquidity and Capital Resources, page 15

31. We note your statement on page 15 under Liquidity and Capital Resources that "[u]pon the funding of the facilities financing with CRT Capital, the deferred development cost will be invoiced and we will recognize [sic] our deferred revenue. Please tell us what facilities you are financing and the terms of your agreement with CRT Capital. If you have entered into a financing agreement with CRT Capital, please file a copy of the agreement with your next periodic report and confirm to us that you will do so.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 17

32. We note your disclosure regarding unregistered sales of securities in July, August and September 2009. Please provide tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state

briefly the facts relied upon to make the exemption available. As a related matter, we note that it does not appear that you have filed a Form D to reflect this transaction. Please advise.

Item 6. Exhibits, page 17

Exhibit 31 – Section 302 Certifications

33. We note that you included the title of the certifying individual in the introductory sentence to each certification. In future filings, your certifications should track the language provided in Item 601(b)(31) of Regulation S-K exactly. Please confirm your understanding in this regard. Also, please confirm that the inclusion of the certifying individual's title was not meant to limit the liability of the certifying individual.

As appropriate, please amend within 10 business days your Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director